FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2014

Commission File Number: 001-10306

The Royal Bank of Scotland plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Issuer Call Notification dated 03 December 2014
Exhibit No. 2	Notice of Redemption
Exhibit No. 3	RBS Covered Bond Consent Solicitation Result
Exhibit No. 4	IMPLEMENTATION DATE OF COVERED BONDHOLDER PROPOSAL
Exhibit No. 5	Notice of Redemption
Exhibit No. 6	Notice of Redemption

Exhibit 1

3 December 2014

ISSUER CALL NOTIFICATION

The Royal Bank of Scotland plc (the "Issuer")

This notice relates to the following securities (the "Securities") issued by the Issuer.

ISIN Code: GB00B5VDGW64

The terms and conditions of the Securities are (1) the terms and conditions (the "Conditions") set out in the prospectus dated 25 September 2009 relating to the Issuer's Certificate and Warrant Programme (the "Programme Prospectus") and (2) the terms and conditions (the "Product Conditions") set out in the prospectus dated 3 April 2009 relating to the Issuer's Exercisable Certificates/Warrants and Redeemable Certificates programme (which incorporates by reference the provisions referred to in (1) above) (the "Base Prospectus"), as completed by the final terms.

Pursuant to its notice obligations under Condition 11 of the Programme Prospectus, as supplemented from time to time, the Issuer has given notice that it is exercising its right to redeem all of the outstanding Securities pursuant to the Issuer Call provision under Product Condition 8 of the Base Prospectus.

Pursuant to Listing Rule 5.2.8, the Issuer has filed notification of its intention to cancel the above referenced Securities from the UK Listing Authority's Official List and from trading on the London Stock Exchange as of 15 April 2015.

To view the notification, please click on the links below.

http://www.rns-pdf.londonstockexchange.com/rns/7416Y_-2014-12-3.pdf

For further information, please contact:

Investor Relations

+44 20 7672 1758

http://www.investors.rbs.com/

Exhibit 2

Notice of Redemption

The Royal Bank of Scotland plc (the "Issuer")

The holders of the €500,000,000 Floating Rate Subordinated Callable Step-Up Notes due 2017 of the Issuer, issued under its £35,000,000,000 Euro Medium Term Note Programme (ISIN Code: XS0259579547 (the "Notes")) have been notified by the Issuer of the upcoming redemption of the Notes on 30 January 2015. The amount of the Notes currently outstanding is €22,700,000.

The Notes are being redeemed pursuant to Condition 5(c) of the Notes (Call Option - Redemption at the Option of the Issuer) at par plus accrued interest to (but excluding) the date of redemption. The Issuer has notified the holders pursuant to the terms of the Notes.

For further information, please contact:

Matthew Richardson
The Royal Bank of Scotland Group plc
250 Bishopsgate, London, EC2M 4AA
TEL: +44 20 7678 1800
FAX: +44 20 7672 1801

Exhibit 3

09 DECEMBER 2014

THE ROYAL BANK OF SCOTLAND PLC ANNOUNCEMENT IN RESPECT OF THE MEETINGS OF THE COVERED BONDHOLDERS IN RESPECT OF:

€1,500,000,000, 3 PER CENT. SERIES 2 COVERED BONDS DUE 8 SEPTEMBER 2015 (ISIN: XS0539871763, COMMON CODE: 053987176);

€2,000,000,000, 3.875 PER CENT. SERIES 3 COVERED BONDS DUE 19 OCTOBER 2020 (ISIN: XS0551478844, COMMON CODE: 055147884);

€1,000,000,000, 4.125 PER CENT. SERIES 4 COVERED BONDS DUE 15 JANUARY 2018 (ISIN: XS0577751141, COMMON CODE: 057775114);

€2,000,000,000, 4 PER CENT. SERIES 5 COVERED BONDS DUE 15 MARCH 2016 (ISIN: XS0605124857, COMMON CODE: 060512485);

€750,000,000, 3.375 PER CENT. SERIES 7 COVERED BONDS DUE 23 NOVEMBER 2016 (ISIN: XS0708768253, COMMON CODE: 070876825); AND

€1,000,000,000, 5.125 PER CENT. SERIES 8 COVERED BONDS DUE 13 JANUARY 2024 (ISIN: XS0731407655, COMMON CODE: 073140765).

HELD ON 9 DECEMBER 2014.

NOTICE IS HEREBY GIVEN that at least 97% per cent of the holders of the Covered Bonds represented at the meeting of the Covered Bondholders on 9 December 2014 voted in favour of each relevant Extraordinary Resolution and therefore each Extraordinary Resolution set out in the notice of meeting dated 17 November 2014 and previously notified to Covered Bondholders in accordance with the terms of the trust deed for the programme was passed.

The Implementation Date for the proposed changes is expected to be 19 December 2014 or on such earlier date as to be notified to the Covered Bondholders and the Early Consent Fee will be paid 1 Business Day following the Implementation Date.

Capitalised terms used in this announcement have the meanings ascribed to them in or as incorporated into the Consent Solicitation Memorandum dated 17 November 2014.

For further information please contact:

Matthew Richardson
The Royal Bank of Scotland Group plc
250 Bishopsgate, London, EC2M 4AA
TEL: +44 20 7678 1800
FAX: +44 20 7672 1801

Exhibit 4

22 DECEMBER 2014

THE ROYAL BANK OF SCOTLAND PLC ANNOUNCEMENT TO CONFIRM THE IMPLEMENTATION DATE OF THE COVERED BONDHOLDER PROPOSALS IN RESPECT OF:

€1,500,000,000, 3.000 PER CENT. SERIES 2 COVERED BONDS DUE 8 SEPTEMBER 2015 (ISIN: XS0539871763, COMMON CODE: 053987176);

€2,000,000,000, 3.875 PER CENT. SERIES 3 COVERED BONDS DUE 19 OCTOBER 2020 (ISIN: XS0551478844, COMMON CODE: 055147884);

€1,000,000,000, 4.125 PER CENT. SERIES 4 COVERED BONDS DUE 15 JANUARY 2018 (ISIN: XS0577751141, COMMON CODE: 057775114);

€2,000,000,000, 4.000 PER CENT. SERIES 5 COVERED BONDS DUE 15 MARCH 2016 (ISIN: XS0605124857, COMMON CODE: 060512485);

€750,000,000, 3.375 PER CENT. SERIES 7 COVERED BONDS DUE 23 NOVEMBER 2016 (ISIN: XS0708768253, COMMON CODE: 070876825); AND

€1,000,000,000, 5.125 PER CENT. SERIES 8 COVERED BONDS DUE 13 JANUARY 2024 (ISIN: XS0731407655, COMMON CODE: 073140765).

NOTICE IS HEREBY GIVEN that, following the passing of the Extraordinary Resolutions relating to the Covered Bondholder Proposals, the Documents have been entered into and became effective on 19 December 2014 (the Implementation Date). The Early Consent Fee will be paid to Eligible Covered Bondholders on the date of this notice (being 1 Business Day following the Implementation Date).

Capitalised terms used in this announcement have the meanings ascribed to them in or as incorporated into the Consent Solicitation Memorandum dated 17 November 2014 relating to the Covered Bondholder Proposals.

For further information, please contact:

Matthew Richardson
The Royal Bank of Scotland Group plc
250 Bishopsgate, London, EC2M 4AA
TEL: +44 20 7678 1800
FAX: +44 20 7672 1801

This Notice was submitted to the National Storage Mechanism on 22 December 2014 and is available for inspection at www.Hemscott.com/nsm.do.

Exhibit 5

Notice of Redemption

The Royal Bank of Scotland plc  (the "Issuer")

The holders of the A$450,000,000 Subordinated Floating Rate Notes due 17 February 2017 of the Issuer, issued under its £40,000,000,000 Euro Medium Term Note Programme (ISIN Code: AU3FN0000790 (the "Notes")) have been notified by the Issuer of the upcoming redemption of the Notes on 17 February 2015. The amount of the Notes currently outstanding is A$36,000,000.

The Notes are being redeemed pursuant to Condition 5(c) of the Notes (Call Option - Redemption at the Option of the Issuer) at par plus accrued interest to (but excluding) the date of redemption. The Issuer has notified the holders pursuant to the terms of the Notes.

For further information, please contact:

Matthew Richardson
The Royal Bank of Scotland plc
250 Bishopsgate, London, EC2M 4AA
TEL: +44 20 7678 1800

Exhibit 6

Notice of Redemption

The Royal Bank of Scotland plc  (the "Issuer")

The holders of the A$450,000,000 Subordinated 6.50% Fixed converting to Floating Rate Notes due 17 February 2017 of the Issuer, issued under its £40,000,000,000 Euro Medium Term Note Programme (ISIN Code: AU3CB0008217 (the "Notes")) have been notified by the Issuer of the upcoming redemption of the Notes on 17 February 2015. The amount of the Notes currently outstanding is A$17,800,000.

The Notes are being redeemed pursuant to Condition 5(c) of the Notes (Call Option - Redemption at the Option of the Issuer) at par plus accrued interest to (but excluding) the date of redemption. The Issuer has notified the holders pursuant to the terms of the Notes.

For further information, please contact:

Matthew Richardson
The Royal Bank of Scotland plc
250 Bishopsgate, London, EC2M 4AA
TEL: +44 20 7678 1800

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 December 2014

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary